SPECIAL MEETING OF SHAREHOLDERS OF
RED WHITE & BLOOM BRANDS INC.
on Monday November 23,2020
Scrutineers Report

This scrutineers' report is subject to any determinations or decisions made by the Chairman of the meeting including with respect to any proxies or other voting documentation.

-	SHAREHOLDERS IN PERSON, REPRESENTING	-	SHARES
56	SHAREHOLDERS BY PROXY, REPRESENTING	98,607,604	SHARES
	TOTAL SHARES REPRESENTED AT MEETING	98,607,604	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE:	298,312,435
PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING	33.06%

1.To consider and, if thought fit, to approve, subject to regulatory approval, a special resolution authorizing the Company to alter the articles of the Company to change the conversion date of the Series 2 Preferred Shares such that each Series 2 Shareholder shall be entitled to convert any whole number of Series 2 Preferred Shares into validly issued, fully paid and non-assessable Shares on any business day after the thirteen month anniversary of the date upon which the Series 2 Preferred Shares were issued by the Company (the "Initial Issuance Date") and prior to the two year anniversary of the Initial Issuance Date; and

	Common	S2 Preferred	Total
Shares VOTED FOR	61,178,792	33,969,465	95,148,257
Shares VOTED AGAINST	1,003,874	2,455,473	3,459,347

2. To transact such further or other business as may properly come before the Special Meeting or any adjournment or adjournments thereof.

Shares VOTED FOR	47,118,495	14,001,474	61,119,969
Shares VOTED AGAINST	15,064,171	22,356,124	37,420,295

Scrutineer:

David Eppert
National Securities Administrators Ltd.